SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on March 23, 2020, drawn up in summary form

1.            Date, Time and Venue. On March 23, 2020, starting at 12:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.            Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs.  Milton Seligman, Roberto Moses Thompson Motta, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite, Cecília Sicupira, Nelson José Jamel, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa. Justified absence of Mr. José Heitor Attilio Gracioso.

3.             Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.            Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.    Capital Increase - Stock Option Plan - 2015.1 Program. To approve, within the limit of the authorized capital and pursuant to the terms of Article 6 of the Company’s Bylaws and Article 168 of Brazilian Law No. 6,404/76, the issuance of 1,542,676 new common shares, for the total issuance price of R$ 32,313,656.38, through the capitalization of the capital reserve balance, as a result of which the capital stock will increase from R$ 57,866,759,117.30 to R$ 57,899,072,773.68, as a result of the exercise of options granted in accordance with the terms of the “First Stock Option Program for the year 2015”, approved by the Board of Directors on March 4, 2015, within the scope of the Stock Option Plan. As a result, the capital stock is divided into 15,735,117,965 registered common shares with no par value.

The new shares issued pursuant to item 4.1 above shall participate, under equal conditions with the other shares, of all the benefits and advantages that may be declared as of the date hereof.

4.2.    Proposal for the Allocation of Net Profits – FY 2019. To approve the submission to the Company’s shareholders on the next Ordinary Shareholders’ Meeting of the Company the following proposal on the net profit allocation for the fiscal year ended on December 31, 2019:

Net Profits	R$ 11,779,965,119.88
Amount allocated to the Tax Incentives Reserve	R$ (1,352,121,653.10)
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2019	R$ (7,717,419,618.63)
Amount allocated to the Investments Reserve(1)	R$ 4,180,780,132.35

(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 1,430,343,000.00; and (iii) expired dividends in the amount of R$28,190,116.67, as detailed in Exhibit A.II to the Management Proposal, to be disclosed to the shareholders.

Ata da Reunião do Conselho de Administração da Ambev S.A. realizada no dia 23 de março de 2020.

4.3.    Compensation of Management and Members of the Fiscal Council - 2020. To approve the submission to the Company’s shareholders in the next Ordinary Shareholders’ Meeting the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2020 (i.e., between January 1st, 2020 and December 31, 2020):

- Overall compensation of the managers in the total amount of up to R$ 111.079.130,00; and

- Overall compensation of the Fiscal Council in the annual amount of up to R$ 2.162.700,00, being the compensation due to the alternates equivalent to half of the amount received by the effective members, in accordance with Law No. 6,404/76.

Forecast for 2019	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.67	6.00	30.67
No. of members receiving compensation	8.00	11.67	6.00	25.67
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,866,441.00	15,030,603.00	1,802,250.00	22,699,294.00
Other	1,173,288.00	2,999,299.00	360,450.00	4,533,037.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation	-	-	-	-
Profit sharing	5,761,394.00	42,587,950.00	-	48,349,344.00
Post-Employment Benefits	-	919,080.00	-	919,080.00
Share-based compensation, including stock options	6,998,916.00	29,742,159.00	-	36,741,075.00
Total compensation	19,800,039.00	91,279,091.00	2,162,700.00	113,241,830.00

4.4.    Amendment to the Bylaws. To approve the submission to the Company's shareholders in the next Extraordinary General Meeting of the following proposals to amend the Company's bylaws: (i) to amend the heading of article 5 in order to reflect the capital increases approved by the Board of Directors, within the authorized capital limit until the date of the Shareholders’ Meeting; (ii) to amend article 8 to make express reference to other possibilities of using the authorized capital limit by the Board of Directors, as set forth in Law No 6,404/76; (iii) to amend articles 11, 15, 16, 17, 18 and 19, of the Company’s bylaws, related to the composition of the Board of Directors, in order (a) to provide for the possibility of having a single Chairman of the Board of Directors, alternatively to the current Co-Chairmen model, (b) to increase the minimum number of members that can compose the Board of Directors from 3 to 5, and (c) to provide the Board of Directors will be composed, in its majority, by external members; (iv) to amend article 21 of the Company's bylaws, to adjust the competences of the Board of Directors, excluding those that, due to their relevance and potential impact on the operation and results of the Company, should be within the competence of the Executive Board of Officers; (v) to amend articles 22 to 34 of the Company's bylaws, include the new articles 25 and 34 and renumbering the other articles to restructure the composition of the Board of Executive Officers of the Company, set the duties of the new positions and change the name of the positions already existent; and (vi) to restate the Company's bylaws, in order to reflect the adjustments arising from such changes, renumbering and wording corrections.

Ata da Reunião do Conselho de Administração da Ambev S.A. realizada no dia 23 de março de 2020.

4.5.    Amendment to the Company’s Share-Based Compensation Plan. To approve the submission to the Company's shareholders in the next Extraordinary General Meeting of the proposal to amend the Company’s Share-Based Compensation Plan, to increase the global volume of shares representing the Company's capital stock that may be delivered to the participants in such plan from 0.3% to 3%.

4.6.    Call Notice of the Ordinary and Extraordinary Shareholders’ Meetings of the Company. To approve the call notice of the Company's ordinary and extraordinary shareholders’ meetings in order to submit to the Company’s shareholders the agenda provided on the Call Notice, attached hereto as Exhibit I.

5.             Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 23, 2020.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Milton Seligman	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Vicente Falconi Campos
/s/ Roberto Moses Thompson Motta	/s/ Nelson José Jamel /s/ Letícia Rudge Barbosa Kina Secretary

Ata da Reunião do Conselho de Administração da Ambev S.A. realizada no dia 23 de março de 2020.

EXHIBIT I

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE”) to be held on April 24, 2020, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4 floor, Itaim Bibi, in the City and State of São Paulo, to resolve on the following agenda:

(a)                Ordinary General Meeting:

(i)                 analyze and approve the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2019;

(ii)               discuss the allocation of the net profits for the fiscal year ended December 31, 2019 and ratification of the payment of interest on own capital related to the fiscal year ended December 31, 2019, approved by the Board of Directors at the meeting held on December 2, 2019;

(iii)             define the number of members of the Board of Directors;

(iv)             elect the effective and alternate members of the Board of Directors for a term in office of three (3) years, which shall end on the Ordinary General Meeting to be held in 2023;

(v)               elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary General Meeting to be held in 2021; and

(vi)             establish the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2020.

(b)               Extraordinary General Meeting:

(i)                 amend the Company's bylaws to, additionally to other minor adjustments of language and compensation highlighted in the Management Proposal:

(a)    amend the heading of article 5 in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit;

(b)   amend article 8 to make express reference to the other possibilities for using the authorized capital limit approved by the Board of Directors as set forth in Law No. 6,404/76;

(c)    amend articles 11, 15, 16, 17, 18 and 19 to adjust the composition of the Board of Directors;

Ata da Reunião do Conselho de Administração da Ambev S.A. realizada no dia 23 de março de 2020.

(d)   amend article 21 to adjust the duties of the Board of Directors: and

(e)    amend articles 22 to 34, including new articles 25 and 34 and renumbering the other articles in order to restructure the composition of the Board of Executive Officers of the Company, establish the duties of the new positions and altering the name of certain already existent positions;

(ii)               consolidate the Company’s by-laws; and

(iii)             amend the Share-Based Compensation Plan currently in force, in order to increase the global volume of shares representing the Company’s capital stock that may be delivered to the participants of such plan from 0.3% to 3%.

General Information:

1.    On February 27, 2020 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2019; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

2.    The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários (“CVM”) by means of its information system Empresas.Net, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (“B3”) (www.b3.com.br) and CVM (www.cvm.gov.br).

3.    The shareholder or its legal agent must present valid identification in order to vote at the AGOE. Proxies containing special powers for representation in the general meeting shall be deposited at the Company’s headquarters (att. Mrs. Letícia Rudge Barbosa Kina, Chief Legal Officer), at least three (3) business days prior to the date scheduled for the meetings.

4.    Shareholders taking part in the Registered Stocks Fungible Custody of B3 that plan on attending the AGOE shall submit a statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

5.    The shareholder that wishes may opt to exercise its voting right through the distance voting system, under the terms of CVM Ruling No. 481/09, sending the correspondent distance voting instrument through its relevant custodian agents or directly to the Company, according to the instructions provided on item 12.2 of the Company’s Reference Form and the Management Proposal for the AGOE. Considering the current recommendations of the Health Ministry and the State Government of São Paulo for the prevention and confrontation of coronavirus (COVID-19), and aiming at the safety of its shareholders, the Company suggests that, if possible, preference should be given to using the distance voting instruments for participating in the AGOE now convened, specially by sending such instruments through their service providers that are able to collect and transmit instructions for filling out the voting instruments (custodian or Banco Bradesco S.A., as the bookkeeper of the Company’s shares), given the greater simplicity of such procedure.

6.    Under the terms of article 3 of CVM Ruling No. 165/91 and article 4 of CVM Ruling No. 481/09, it is informed that the minimum percentage of equity interest held in the Company’s capital stock needed for submitting a request for adoption of the multiple voting process in the election of members of the Board of Directors is 5%.

São Paulo, March 24, 2020.

Victorio Carlos De Marchi

Ata da Reunião do Conselho de Administração da Ambev S.A. realizada no dia 23 de março de 2020.

Co-Chairman of the Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer